Exhibit 99.2

LITHIUM AMERICAS CORP.

Voting Results for Annual General Meeting of Shareholders of Lithium Americas Corp.
(the “Company”) held on June 21, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Proxy
		Outcome of Vote	Votes For	Votes Against
1.	Setting the number of directors of the Company at ten (10)	Carried	47,088,464 (99.65%)	166,468 (0.35%)

Votes by Ballot
2.	The election of the following directors:		Outcome of Vote	Votes For	Votes Withheld
	(a)	Gary M. Cohn	Carried	47,030,917 (99.53%)	224,015 (0.47%)
	(b)	Jonathan Evans	Carried	47,029,718 (99.52%)	225,214 (0.48%)
	(c)	Jean Fraser	Carried	47,033,230 (99.53%)	221,701 (0.47%)
	(d)	Thomas Hodgson	Carried	45,834,031 (96.99%)	1,420,901 (3.01%)
	(e)	George Ireland	Carried	46,861,542 (99.17%)	393,389 (0.83%)
	(f)	John Kanellitsas	Carried	45,114,534 (95.47%)	2,140,398 (4.53%)
	(g)	Chaiwat Kovavisarach	Carried	45,650,484 (96.60%)	1,604,448 (3.40%)
	(h)	Franco Mignacco	Carried	45,754,974 (96.83%)	1,499,958 (3.17%)
	(i)	Gabriel Rubacha	Carried	43,707,264 (92.49%)	3,547,668 (7.51%)
	(j)	Wang Xiaoshen	Carried	45,514,968 (96.32%)	1,739,964 (3.68%)

Votes by Proxy
		Outcome of Vote	Votes For	Votes Withheld
3.	Appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration	Carried	64,814,573 (99.71%)	189,578 (0.29%)